UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2020
Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)7:

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Reduction in Exercise Price of Class D Warrants

On April 2, 2020, in a public offering, Seanergy Maritime Holdings Corp. (the “Company”) issued the Class D Warrants and the issuance of common shares upon exercise of the Class D Warrants is registered under the Company’s registration statement on Form F-3 (Registration No. 333-237500). On the date hereof, the Company adjusted the exercise price per common share pursuant to the terms of its outstanding Class D Warrants from $0.12 to $0.10 (the “Adjustment”), effective with respect to any exercise of the Class D Warrants occurring on or after the date hereof.

Supplemental U.S. Federal Tax Considerations

The U.S. federal income tax consequences of the Adjustment are not entirely clear.  The Adjustment generally would result in an increase in a warrantholder’s proportionate interest in the Company’s fully diluted common shares, as a result of which the warrantholder may be treated as having received a constructive distribution, which may be taxable to U.S. warrantholders as a dividend.  Warrantholders are urged to discuss with their tax advisors the U.S. federal income tax consequences of the Adjustment, as well as any state, local and non-U.S. tax consequences.  For further information see the section titled “Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of U.S. Holders—U.S. Federal Income Tax Treatment of the Warrants” in the prospectus which forms a part of the Company’s registration statement on Form F-3 (Registration No. 333-237500) filed on May 7, 2020.

Warrant Exercise Agreements

As previously disclosed, on April 22, 2020, May 4, 2020 and May 7, 2020, the Company issued, to certain institutional investors in transactions exempt from registration under the Securities Act of 1933, as amended, certain warrants to purchase its common shares (the “Private Warrants”), at an exercise price of $0.12 per common share.  The common shares issuable upon exercise of the Private Warrants were subsequently registered for resale by the holders of the Private Warrants on a registration statement on Form F-3 (File No. 333-238136) which became effective on May 18, 2020.

On the date hereof, the Company entered into a warrant exercise agreement with each holder of the Private Warrants, pursuant to which such holders agreed to exercise the Private Warrants, effective on the date hereof, to purchase 58,764,000 common shares, and the Company agreed to reduce the exercise price of the Private Warrants to $0.10 per common share solely with respect to the exercise of the Private Warrants pursuant to such agreements.  Except with respect to the exercise of the Private Warrants on the date hereof pursuant to such agreements, the exercise price and all other terms of the Private Warrants remain unchanged.  The holders of Private Warrants party to such agreements have also agreed to exercise, on the date hereof, Class D Warrants held by them to purchase 9,824,750 of the Company’s common shares.  The Company expects to receive aggregate gross proceeds of $6,858,875 as a result of the exercise of Private Warrants and Class D Warrants pursuant to such agreements.

Giving effect to the exercise of warrants pursuant to the warrant exercise agreements entered into on the date hereof, (i) none of the warrants issued by the Company in private placements on April 14, 2020, April 22, 2020, May 4, 2020 and May 7, 2020 will remain outstanding, (ii) 6,834,250 of the Company’s Class D Warrants, each exercisable to purchase one common share at an exercise price of $0.10, will be outstanding, and (iii) 477,832,689 of the Company’s common shares will be issued and outstanding.

Maxim Group LLC acted as financial advisor to the Company.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 8, 2020

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer